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                                                          EXHIBIT 12
                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


                    Six Months           Years Ended December 31,
                  Ended June 30, ----------------------------------------
                       1998
                    (Unaudited)  1997     1996     1995     1994     1993
                    ----------   ----     ----     ----     ----     ----

Earnings:
 Pretax income from
  continuing
  operations          $1,413   $2,750   $2,664   $2,183   $1,891   $2,326

 Interest expense      1,094    2,122    2,160    2,343    1,925    1,776
 Other adjustments        63      127      139       95      103       88
                       -----    -----    -----    -----    -----    -----
Total earnings (a)    $2,570   $4,999   $4,963   $4,621   $3,919   $4,190
                       -----    -----    -----    -----    -----    -----
Fixed charges:
 Interest expense     $1,094   $2,122   $2,160   $2,343   $1,925   $1,776
 Other adjustments        58      129      130      135      142      130
                       -----    -----    -----    -----    -----    -----
Total fixed
 charges(b)           $1,152   $2,251   $2,290   $2,478   $2,067   $1,906
                       -----    -----    -----    -----    -----    -----
Ratio of earnings to
 fixed charges (a/b)    2.23     2.22     2.17     1.86     1.90     2.20
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Included  in  interest  expense in the above  computation  is  interest  expense related to the international banking operations of American Express Company (the Company) and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation (FDC) to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.